EXHIBIT 99.1

GOLD STANDARD INFILL DRILLING AT DARK STAR FINDING THICKER/HIGHER GRADE SECTIONS LIKELY TO EXPAND RESOURCE

Near-surface oxide intercepts include 237.8m of 2.96 g Au/t and 141.8m of 3.32 g Au/t

January 23, 2018 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company) today announced results from nine Dark Star deposit infill holes and five exploration drill holes on its 100%-owned/controlled Railroad Gold Project in Nevada’s Carlin Trend (please refer to the following link - https://goldstandardv.com/lp/ds-jan23-2018-drill-maps/ ).  Infill hole DS17-35 intersected 237.8m of 2.96 g Au/t, including 93.0m of 5.06 g Au/t, and infill hole DS17-37 intersected 141.8m of 3.32 g Au/t, including 25.9m of 8.63 g Au/t.   These are the thickest and highest-grade intercepts drilled to date at the Dark Star deposit, confirming once again the outstanding potential of this thick, laterally-continuous zone of near-surface oxide mineralization.

Jonathan Awde, CEO and Director of Gold Standard commented: “This drilling is designed to convert current inferred resources to measured and indicated resources in support of a future prefeasibility study. Nonetheless, we also look at these holes as a second wave of exploration drilling as we discover structural features that appear to drive exceptional grades and thicknesses in certain locations. Some of these results are well in excess of what was predicted in the current resource model and the data could help us find other such occurrences. We are especially encouraged by the additions we are making to the depth dimension of the Dark Star deposit which we had not expected.”

Key Highlights

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In the northern portion of Dark Star, infill hole DS17-35 intersected 237.8m of 2.96 g Au/t, including 93.0m of 5.06 g Au/t.  The intercept is approximately 30m south of DS15-13, which intersected 97.0m of 1.56 g Au/t (announced April 18, 2017).  DS17-35 ended in 0.53 g Au/t at 259.1m. Approximately 30m south of DS17-35, DS17-37 intersected 141.8m of 3.32 g Au/t, including 25.9m of 8.63 g Au/t.  Results from both drill holes substantially outperform the resource block model based on three criteria: 1) mineralization begins at or near the current topographic surface and is shallower than predicted by the model; 2) higher average gold grades and; 3) gold mineralization extends 35 to 42m below the resource block model.

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Also in the northern portion of Dark Star, infill hole DS17-36 intersected 73.0m of 1.60 g Au/t, including 25.8m of 3.25 g Au/t.  DS17-36 is approximately 165m south of DS17-37.  These results confirm the resource block model.  Assays from the lower 130m of this hole are pending.

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In the southern part of Dark Star, DS17-41 intersected 33.5m of 0.76 g Au/t including two higher grade zones of 6.1m of 1.10 g Au/t and 7.6m of 1.39 g Au/t.  Mineralization in DS17-41 starts at the current topographic surface.  Approximately 380m north of DS17-41, DS17-44 intersected 53.4m of 0.27 g Au/t.  Results in both holes indicate thicker mineralized intervals than the resource block model in this portion of the oxide deposit.

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In the southern part of Dark Star, infill drill hole DS17-43 intersected 80.8m of 0.47 g Au/t.  Grade of the gold mineralization in DS17-43 appears to outperform the resource block model in this portion of the oxide deposit.  Also in the southern part of Dark Star, DS17-40 intersected 57.9m of 0.62 g Au/t starting at the current topographic surface.

•	DS17-34, a metallurgical core hole, intersected 89.9m of 0.51 g Au/t. These results confirm the resource block model.

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DS17-31, -33, -38, -39, and -42 were exploration holes that tested a variety of geophysical, seismic and geologic targets north and west of the known limits of the Dark Star deposit. These holes did not encounter new zones of gold mineralization.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS17-31	RC	090	-45	603.7	No assays >0.20 g Au/t
DS17-32	Core	090	-50	257.0	114.5-116.0	1.5	0.21
					132.0-133.5	1.5	0.24
					159.5-161.0	1.5	0.50
					182.3-192.5	10.2	0.74
DS17-33	RC		-90	946.6	No assays >0.20 g Au/t
DS17-34	Core	090	-70	152.4	0-12.8	12.8	0.25
					18.9-108.8	89.9	0.51
DS17-35	RC		-90	259.1	21.3-259.1	237.8	2.96
Including					160.1-253.1	93.0	5.06
DS17-36	Core	270	-85	256.1	32.9-105.9	73.0	1.60
Including					80.2-106.0	25.8	3.25
DS17-37	RC		-90	266.8	0-59.5	59.5	1.77
Including Including					9.1-39.6	30.5	2.85
					71.6-88.4	16.8	0.43
					96.0-106.7	10.7	2.78
					123.4-265.2	141.8	3.32
					129.6-155.5	25.9	8.63
DS17-38	RC	270	-75	243.9	No assays >0.20 g Au/t
DS17-39	RC	090	-60	288.1	No assays >0.20 g Au/t
DS17-40	RC	270	-85	122.0	0-57.9	57.9	0.62
Including					25.9-35.0	9.1	0.98
					62.5-64.0	1.5	0.31
					73.1-77.7	4.6	0.33
					82.3-83.8	1.5	0.21
DS17-41	RC	180	-55	106.7	0-33.5	33.5	0.76
Including Including					0-6.1	6.1	1.10
					15.2-22.8	7.6	1.39
DS17-42	RC	090	-60	407.0	No assays >0.20 g Au/t
DS17-43	RC		-90	160.1	68.6-149.4	80.8	0.47
DS17-44	RC	090	-83	274.4	163.1-216.5	53.4	0.27
					224.1-225.6	1.5	0.24

** Gold intervals reported in this table were calculated using a 0.20 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “These are significant, shallow oxide intercepts.  Infill drill results continue to beat our resource model, and Dark Star is exceeding expectations.  We have intersected a strong structural focus of the Dark Star gold system, and it shows us the potential of the systems we are exploring in the Dark Star and Jasperoid Wash corridors.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored.  A blank or certified reference material was inserted approximately every tenth sample.  The RC samples were delivered to either ALS Minerals or Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to either ALS Minerals or Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services or Minex of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com